UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2019

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower
Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒           Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Replacement of Chief Financial Officer

On May 16, 2019, Amira Nature Foods Ltd (the “Company”) announced that it was replacing Varun Sethi as its Chief Financial Officer, effective as of June 30, 2019.  Mr. Sethi has agreed to assist the Company in the orderly transition of his responsibilities to a new chief financial officer through June 30, 2019.  The decision was not based on any disagreement with Mr. Sethi on the Company’s accounting principles, practices or financial statement disclosures.  In connection with the foregoing, the Company also announced the hiring of Brio Financial Group to assist the Company during the transition period to a new chief financial officer as well as to assist the Company in its financial reporting.

The Company has agreed to pay Mr. Sethi his base salary through June 30, 2019 as well as issue him an aggregate of 528,243 ordinary shares (“Shares”) of the Company.  Mr. Sethi has agreed that he will not sell, transfer or assign the Shares for a period of six (6) months from March 8, 2019 without the prior consent of the Company.  The Company and Mr. Sethi have agreed that if the value of the Shares on September 8, 2019 is more or less than $559,937, shares will be returned by Mr. Sethi, or the Company will issue additional cash or shares to Mr. Sethi, in each case in an amount equal to the difference between the value of the shares on such date and $559,937.

Attached hereto as Exhibit 99.1 is a copy of the Company’s press release announcing the foregoing.

FORWARD-LOOKING STATEMENTS

This Form 6-K Report by the Company contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends that the Company believes may affect the Company’s financial condition, results of operations, business strategy and financial needs. There is no assurance that the Company’s current expectations and projections are accurate. These forward-looking statements include, but are not limited to, risks and uncertainties involving the Company. All forward-looking statements in this Report of Foreign Private Issuer on Form 6-K are based on information available to the Company on the date hereof. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to differ materially from those implied by the forward-looking statements. More detailed information about these risk factors are set forth in the Company’s filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled “Risk Factors,” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 16, 2018. The Company operates in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for the Company’s management to predict all risk factors, nor can the Company assess the impact of all factors on Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The Company does not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2019	AMIRA NATURE FOODS LTD

	By:	/s/ Karan Chanana
	Name:	Karan Chanana
	Title:	Chief Executive Officer

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